SIRONA DENTAL SYSTEMS, INC.

February 9, 2007

Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, DC 20549-7010 Attention: Kevin Vaughn, Branch Chief

                Re:          Sirona Dental Systems, Inc.
                                Form 10-K for the Fiscal Year Ended September 30, 2006 and related filings
                                File No. 000-22673

Dear Mr. Vaughn:

We have set forth below the response of Sirona Dental Systems, Inc. (the “Company”) to the comments contained in the letter of the Staff of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) dated January 31, 2007 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended September 30, 2006 filed on December 11, 2006 and related filings.  For your convenience, we have repeated the Staff’s comments below before our response.

Form 10-K for the year ended September 30, 2006

Consolidated Financial Statements as of September 30, 2006

Note 5.  Leveraged Buy-Out Transactions, page F-22

MDP Transaction, page F-22

1.                                       We note your disclosure here regarding the fair value of the IPR&D projects and estimated costs to complete at June 30, 2005.  In accordance with our prior comment 45 in our letter dated March 10, 2006 and our prior comment 10 in our letter dated May 10, 2006, please revise your disclosures in MD&A in future filings to update the status of the development, including the nature and timing of the remaining efforts for completion, the anticipated completion date and the date you will begin benefiting from the projects, the risks and uncertainties associated with completing development within a reasonable period of time and the risks involved if the IPR&D projects are not completed on a timely manner.

Response:  The Company included the following disclosure about the status of acquired IPR&D projects in MD&A in the December 31, 2006 Form 10-Q which was filed with the SEC on February 9, 2007:

IPR&D projects acquired in connection with the Exchange and the MDP Transaction, with fair values of $6.0 million and $33.8 million, respectively, were appraised and charged to the income statement at the respective dates of acquisition.  The $6.0 million of projects acquired in connection with the Exchange primarily related to intra-oral digital imaging. The $33.8 million of projects acquired in connection with the MDP Transaction primarily related to (i) 3D-Imaging, (ii) enhancements to the CAD/CAM system’s hardware and software and (iii) the new treatment center platform. As of December 31, 2006, the 3D-Imaging and the majority of the CAD/CAM system’s enhancements have been completed.

The remaining estimated costs to complete the significant projects at December 31, 2006 were (i) $1.0 million for an outstanding enhancement to the CAD/CAM system, (ii)$13.3 million for the new treatment center platform, and (iii) $1.3 million for the intra-oral digital imaging projects. The estimated percentages of completion of the significant projects as of December 31, 2006 were (i) 50%, (ii) 30% and (iii) 30%.

As of December 31, 2006 (i) the enhancements to the CAD/CAM system’s hardware and software project was approximately half way through the product development phase with the remaining steps prior to the project release phase being the finalization of project development including working models, beta testing and regulatory approvals, (ii) the new treatment center platform was at the end of the concept development phase with the remaining steps prior to the product release phase being the remaining product development phase including working models, beta testing and regulatory approvals, and (iii) the intra-oral digital imaging projects are in product development phases with the remaining steps prior to the project release phase being the finalization of project development including working models, beta testing and regulatory approvals.

It is anticipated that the projects will be completed in fiscal year 2008 and begin to generate cash in the fiscal year following their completion. There are no specific risks and uncertainties associated with these projects; however the general risks relating to the Company as discussed under “Risk Factors “ as set forth in our Form 10-K for the fiscal year ended September 30, 2006 may apply.

Note 17.  Income Per Share, page F-40

2.                                       We note that you have not presented basic and diluted earnings per share or shares outstanding information for periods prior to the Exchange because you believe such information was determined to be not meaningful.  Please revise future filings to include the basic and diluted earnings per share calculations and related disclosures for all reporting periods presented or tell us why you do not believe this information is required.  Refer to SFAS 128.

Response: In our December 31, 2006 Form 10-Q, which was filed with the SEC on February 9, 2007, we included basic and diluted EPS information for both interim periods presented. The staff’s comment is focused on periods prior to July 1, 2005, which is when we completed the MDP transaction and created a new basis of accounting. As described in our September 30, 2006 audited financial statements, which were included in our September 30, 2006 Form 10-K as filed with the SEC on December 11, 2006, the MDP transaction created a new basis of accounting and resulted in presentation of “Predecessor” and “Successor” financial statements. We respectfully advise the staff that we do not believe EPS information related to our Predecessor periods is meaningful since at that time, we had only 1 share outstanding. Accordingly, net income or loss results exactly equal EPS results. We will include in our September 30, 2007 audited financial statements, which are the next financial statements that will include Predecessor financial information, an explanation for the reader explaining why EPS information for Predecessor periods is not meaningful.

Form 8-K dated December 8, 2006

3.                                       We note your presentation of non-GAAP measures including pro forma revenue, pro forma operating income, pro forma net income, pro forma EBITDA and pro forma Adjusted EBITDA.  In future filings, please provide all of the disclosures required by Regulation G, Item 10(e) of Regulation S-K, and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented.  Please provide us with a sample of your proposed disclosure.  We may have further comment upon reviewing your response.

Response: The Company has revised its presentation of non-GAAP measures in its Form 10-Q for the fiscal first quarter ended December 31, 2006 and in its press release, issued February 9, 2007 (and attached as Annex A), in response to the Staff’s comment.

4.                                       We note that you refer to certain non-GAAP information as “pro forma.”  The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X.  Please tell us why you believe it is appropriate to use the “pro forma” terminology here, or otherwise revise your presentation in future filings to omit the pro forma terminology when referring to your non-GAAP information.

Response:  The Company has deleted all references to pro forma information in its Form 10-Q for the fiscal first quarter ended December 31, 2006 and in its press release, issued February 9, 2007 (and attached as Annex A), in response to the Staff’s comment.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned at (718) 482-6000.  Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Jost Fischer
Jost Fischer
Chairman, Chief Executive Officer and President

cc:                                 Gregory P. Leahy, Esq. Sirona Dental Systems, Inc.
Carol Anne Huff, Kirkland & Ellis LLP
Dennis M. Myers, Kirkland & Ellis LLP

ANNEX A

Sirona Reports Fiscal 2007 First Quarter Results

•                  First Quarter Revenue Increased 28.6%, up 22.0% on a constant currency basis

•                  Sirona Reaffirms Fiscal 2007 Guidance

Long Island City, New York, February 9, 2007 — Sirona (Nasdaq: SIRO), one of the leading global manufacturers of high-quality dental equipment and technologies, today reported its financial results for the quarter ended December 31, 2006.

First Quarter Fiscal 2007 vs. First Quarter Fiscal 2006 Financial Results

Revenue was $174.8 million, an increase of $38.9 million or 28.6% (up 22.0% on a constant currency basis) with growth rates for the Company’s business segments as follows: Imaging Systems 99% (up 86% constant currency); Treatment Centers 38% (up 28% constant currency); Instruments 38% (up 28% constant currency); Dental CAD/CAM Systems declined by 11% (down 14% constant currency). Revenue in the United States increased 31%. Outside the United States, revenue increased 27% (up 17% on a constant currency basis). Imaging Systems and United States revenue growth was favorably impacted by the June 2006 acquisition of Schick Technologies Inc.

Gross profit increased by $17.9 million to $84.1 million, up 27.0%. Operating income was $26.1 million compared to $26.8 million. Operating income performance was driven by increased gross profit, offset by higher SG&A and R&D expense. The increase in SG&A and R&D expense as compared to the prior year was mainly a result of the inclusion of the Schick operations, as well as increased expenses following the acquisition including, option expenses, costs related to the preparation and audit of U.S. GAAP financial statements, SEC filings and Sarbanes Oxley compliance.

Net income was $2.3 million compared to net income of $3.3 million.  First quarter 2007 net income includes a one time charge related to the early extinguishment of debt of $21.1 million ($13.3 million after tax) and a foreign exchange gain of $3.9 million ($2.5 million after tax) resulting from the re-financing. The effective tax rate represents an estimation of 35% for fiscal year 2007, a significant improvement compared to the prior year.

At December 31, 2006 the Company had cash and cash equivalents of $52.6 million and total debt of $533.8 million, resulting in net debt of $481.2 million. This compares to net debt of $452.8 million at September 30, 2006. Of the $28.4 million increase in net debt, approximately $14 million was due to currency fluctuations. During the quarter, the Company entered into a new credit facility which provides expanded borrowing capacity, reduced borrowing costs, and generally less restrictive covenants.

Chairman, President & CEO Jost Fischer commented, “We are pleased with the overall performance of our business, with especially strong results in our Treatment Center and Instruments segments for the quarter. Dental CAD/CAM revenues declined due to market anticipation of significant new product offerings, and a challenging year-over-year comparison. For Fiscal 2007, we expect that revenue growth will benefit in the second half of the year from our Galileos 3D launch and our new CEREC offerings. Our guidance for Fiscal year ending September 30, 2007 remains unchanged.”

Conference Call/Webcast Information

Sirona will hold a conference call to discuss its financial results at 9:00 a.m. Eastern Standard Time on February 9, 2007. The teleconference can be accessed by calling 866 314 4483 (domestic) or +1 617 213 8049 (international) using passcode # 84002106.  The webcast will be available via the Internet at www.sirona.com. A replay of the conference call will be available through March 9, 2007 by calling 888 286 8010 (domestic) or +1 617 801 6888 (international) using passcode # 42426610. A web archive will be available for 30 days at www.sirona.com.

About Sirona Dental Systems, Inc.

Recognized as one of the world’s leading manufacturers of high quality dental equipment and technologies, Sirona has served equipment dealers and dentists worldwide for more than 125 years. Sirona develops, manufactures, and markets a complete line of dental products, including the CAD/CAM restoration equipment (CEREC), digital and film-based intra-oral, panoramic and cephalometric X-ray imaging systems, dental treatment centers and handpieces.  Visit http://www.sirona.com for more information about Sirona and its products.

This release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are information of a nonhistorical nature and are subject to risks and uncertainties that are beyond the Company’s ability to control. The matters discussed in this news release are subject to various factors which could cause actual events and results to differ materially from such statements. Such factors include uncertainties as to the future sales volume of the Company’s products, the possibility of changing economic, market and competitive conditions, dependence on products, dependence on key personnel, technological developments, intense competition, market uncertainties, dependence on distributors, ability to manage growth, dependence on key suppliers, and other risks and uncertainties including those detailed in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release.

Contact information:

John Sweeney, CFA

Sirona Dental Systems, Inc.

Director of Investor Relations

+1 718 482 2184

john.sweeney@sirona.com

Sirona Dental Systems, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations

(Unaudited)

	Three months ended December 31, 2006	Three months ended December 31, 2005
	$’000s (except per share amounts)

Revenue	$174,799	$135,882
Cost of sales	90,727	69,664
Gross profit	84,072	66,218

Selling, general and administrative expense	47,501	32,303
Research and development	10,280	6,947
Provision for doubtful accounts and notes receivable	(130)	(140)
Net other operating (income)/expense	(150)	308

Operating income	26,140	26,800

Foreign currency transactions (gain)/loss, net	(7,066)	5,257
(Gain)/loss on derivative instruments	(491)	275
Interest expense, net	8,959	15,455
Loss on debt extinguishment	21,145	—
Income before taxes and minority interest	3,593	5,813

Income tax provision	1,249	2,504
Minority interest	26	(1)

Net income	$2,318	$3,310

Income per share
— Basic	$0.04	$0.09
— Diluted	$0.04	$0.09
Weighted average shares - basic	54,621,818	36,972,480
Weighted average shares - diluted	54,848,513	36,972,480

Sirona Dental Systems, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

	December 31, 2006	September 30, 2006
	(Unaudited)
ASSETS	$’000s (except share amts)

Current assets
Cash and cash equivalents	$52,623	$80,560
Restricted cash	1,002	953
Accounts receivable, net of allowance for doubtful accounts
of $1,176 and $837, respectively	98,977	66,090
Inventories, net	64,404	57,303
Deferred tax assets	6,942	4,671
Prepaid expenses and other current assets	15,305	16,074

Total current assets	239,253	225,651

Property, plant and equipment, net of accumulated depreciation and amortization of $22,406 and $18,139, respectively	64,290	61,042
Goodwill	630,547	613,549
Investments	1,000	750
Intangible assets, net of accumulated amortization of
$84,602 and $66,242, respectively	617,573	618,993
Other non-current assets	5,062	17,370
Deferred tax assets	2,393	3,649

Total assets	$1,560,118	$1,541,004

LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade accounts payable	$31,198	$30,303
Short-term debt and current portion of long-term debt	21,346	14,738
Income taxes payable	18,423	10,434
Deferred tax liabilities	2,564	3,208
Accrued liabilities and deferred income	69,749	65,203

Total current liabilities	143,280	123,886

Long-term debt	512,478	518,634
Deferred tax liabilities	240,514	243,491
Other non-current liabilities	11,147	18,128
Pension related provisions	50,589	48,167
Deferred income	97,500	100,589

Total liabilities	1,055,508	1,052,895

Minority interest	300	263

Shareholders’ equity

Preferred stock ($0.01 par value; 5,000,000 shares authorized;
none issued and outstanding)	—	—
Common stock ($0.01 par value; 95,000,000 shares authorized:
54,650,283 and 54,608,134 shares issued and outstanding, respectively)	547	546
Additional paid-in capital	586,184	582,447
Excess of purchase price over predecessor basis	(49,103)	(49,103)
Accumulated deficit	(45,088)	(47,406)
Other comprehensive income	11,770	1,362

Total shareholders’ equity	504,310	487,846

Total liabilities, minority interest and shareholders’ equity	$1,560,118	$1,541,004

Sirona Dental Systems, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flow

(Unaudited)

	Three months ended December 31, 2006	Three months ended December 31, 2005
	$’000s
Cash flows from operating activities

Net income	$2,318	$3,310
Adjustments to reconcile net income to net cash used in operating activities
Minority interest	26	—
Depreciation and amortization	23,571	14,130
(Gain) on disposal of property, plant and equipment	—	(12)
(Gains)/losses on derivate instruments	(491)	275
Foreign currency transactions (gain)/loss	(7,066)	5,257
Accreted interest on long term debt	2,182	4,651
Deferred income taxes	(9,801)	(2,994)
Amortization of debt issuance cost	616	2,428
Loss on debt extinguishment	19,964	—
Compensation expense from stock options	3,076	—

Changes in assets and liabilities

Accounts receivable	(29,986)	(11,183)
Inventories	(4,959)	442
Prepaid expenses and other current assets	(1,568)	17,897
Restricted Cash	(10)	59
Other non-current assets	(829)	(933)
Trade accounts payable	(187)	(2,184)
Accrued liabilities and deferred income	(896)	(7,721)
Other non-current liabilities	(7,084)	(6,938)
Income taxes payable	7,448	4,446

Net cash (used in)/provided by operating activities	(3,676)	20,930

Cash flows from investing activities
Investment in property, plant and equipment	(4,754)	(2,389)
Proceeds from sale of property, plant and equipment	352	6
Restricted short term investments/securities	—	246
Purchase of intangible assets	(40)	(92)
Purchase of long-term investments	(250)	—

Net cash used in investing activities	(4,692)	(2,229)

Cash flows from financing activities
Repayments of long-term debt	(547,324)	(36,153)
Proceeds from borrowings	529,747	—
Debt issuance cost	(4,571)	—
Common shares issued on share based compensation plans	540	—
Net cash used in financing activities	(21,608)	(36,153)

Change in cash and cash equivalents	(29,976)	(17,452)
Effect of exchange rate change on cash and cash equivalents	2,039	623
Cash and cash equivalents at beginning of period	80,560	65,941

Cash and cash equivalents at end of period	$52,623	$49,112

Supplemental information
Interest paid	$16,525	$8,478
— thereof accreted interest paid on repayment of long-term debt	8,594	—
Interest capitalized	122	19
Income taxes paid	1,900	1,048

Sirona Dental Systems, Inc. and Subsidiaries

Supplemental Information

(Unaudited)

	Three months ended December 31, 2006	Three months ended December 31, 2005
	$’000s

Net income	$2,318	$3,310
Net interest expense	8,959	15,455
Provision for income taxes	1,249	2,504
Depreciation	3,623	2,946
Amortization	19,948	11,184

EBITDA	$36,097	$35,399

	Three months ended December 31, 2006	Three months ended December 31, 2005
	$’000s

Transaction related costs	$—	$220
Fair value increase in inventory	—	922
Loss on debt extinguishment	21,145	—
Share-based compensation	3,076	—
Unrealized, non-cash (gain) on revaluation of the carrying value of the $-denominated exclusivity fee	(3,954)	—
Foreign currency exchange (gain) on the early extinguishment of $-denominated bank debt	(3,885)	—
Unrealized, non-cash (gain)/loss on revaluation of the carrying value of $-denominated bank loans and short-term shareholder loans	(591)	2,916

	$15,791	$4,058

EBITDA is a non-GAAP financial measure that is reconciled to net income, its most directly comparable GAAP measure, in the accompanying financial tables.  EBITDA is defined as net earnings before interest, taxes, depreciation and amortization.  Sirona’s management utilizes  EBITDA as an operating performance measure in conjunction with GAAP measures, such as net income and gross margin calculated in conformity with GAAP.  EBITDA should not be considered in isolation or as a substitute for net income prepared in conformity with GAAP.  There are material limitations associated with making the adjustments to Sirona’s earnings to calculate EBITDA and using this non-GAAP financial measure as compared to the most directly comparable GAAP financial measure. For instance, EBITDA does not include:

•              interest expense, and because Sirona has borrowed money in order to finance its operations, interest expense is a necessary element of its costs and ability to generate revenue;

•              depreciation and amortization expense, and because Sirona uses capital assets, depreciation and amortization expense is a necessary element of its costs and ability to generate revenue; and

•              tax expense, and because the payment of taxes is part of Sirona’s operations, tax expense is a necessary element of costs and impacts Sirona’s ability to operate.

In addition, other companies may define EBITDA differently.  EBITDA, as well as the other information in this filing, should be read in conjunction with Sirona’s financial statements and footnotes contained in the documents that Sirona files with the U.S. Securities and Exchange Commission.

In addition to EBITDA, the accompanying financial tables also set forth certain  supplementary information that Sirona believes is useful for investors in evaluating Sirona’s underlying operations.  This supplemental information includes gains/losses recorded in the periods presented relating to early extinguishment of debt, stock option grants, revaluation of dollar-denominated exclusivity payment and borrowings where the functional currency is Euro, and the Schick acquisition. Sirona’s management believes that these items are either nonrecurring or noncash in nature, and should be considered by investors in assessing Sirona’s financial condition, operating performance and underlying strength.

Sirona’s management uses EBITDA together with this supplemental information as an integral part of its reporting  and planning processes and as one of the primary measures to, among other things:

(i)           monitor and evaluate the performance of Sirona’s business operations;

(ii)          facilitate management’s internal comparisons of Sirona’s historical operating performance of its business operations;

(iii)        facilitate management’s external comparisons of the results of its overall business to the historical operating  performance of other companies that may have different capital structures and debt levels;

(iv)         analyze and evaluate financial and strategic planning decisions regarding future operating investments; and

(v)          plan for and prepare future annual operating budgets and determine appropriate levels of operating investments.

(vi)         review and assess the operating  performance of Sirona’s management team and as a measure in evaluating employee compensation and bonuses;

Sirona’s management believes that EBITDA and theses supplemental information is useful to investors as it provides them with disclosures of Sirona’s operating results on the same basis as that used by Sirona’s management.

Constant Currency:  We have included certain revenue information in this press release on a constant currency basis.  This information is a non-GAAP financial measure.  We supplementally present revenue on a constant currency basis because we believe it facilitates a comparison of our operating results from period to period without regard to changes resulting solely from fluctuations in currency rates.  Sirona calculates constant currency revenue growth by comparing current period revenues to prior period revenues translated at Euro/U.S. $ foreign exchange rate for the current period. Fiscal first quarter 2007 Euro denominated revenues were translated into U.S. $ at an exchange rate of $1.290.  Fiscal first quarter 2006 Euro denominated revenues were translated into U.S. $ at an exchange rate of $1.190.